Stellar Biotechnologies Reports Third Quarter 2014 Financial Results and Recent Corporate Developments

PORT HUENEME, CA, (July 10, 2014) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), a leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets, has reported financial results for the third quarter and nine months ended May 31, 2014, and provided operational highlights.

Third Quarter and Nine Months ended May 31, 2014 Results

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Cash Position: Cash and cash equivalents as of May 31, 2014 were $14.8 million, compared to $ 7.9 million at year-end August 31, 2013. The Company believes current cash will be sufficient to meet estimated working capital requirements and fund planned program development through 2015. During the nine months ended May 31, 2014, the Company received $7 million gross proceeds under private placements (with $5 million of the September 2013 private placement subscribed and received prior to August 31, 2013) and $4.2 million gross proceeds from the exercise of warrants and options.

•	As of May 31, 2014, Stellar had shareholders equity of $11.1 million and approximately 78 million shares outstanding.

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Revenues: Revenues were $102,581 in the third quarter and $252,848 for the nine months ended May 31, 2014 compared to $73,214 and $250,422 in the comparable periods in 2013.  Stellar completed the NSF Phase IIB grant during the first quarter of 2014 and generated additional contract and commercial sales revenue during the second and third quarter.

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R&D Expenses: Research and development expenses were $462,129 in the third quarter of 2014 and $1.37 million in the nine months ended May 31, 2014, compared to $178,202 and $684,662 in the comparable periods in 2013. The increase in R&D expense was largely due to an increase in method development activities for vaccine manufacturing during the period related to the C. diff active immunotherapy research program.

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Other Operating Expenses: Other operating expenses totaled $864,485 in the third quarter of 2014 and $2.98 million in the nine months ended May 31, 2014, compared to $582,152 and $1.74 million in the comparable periods in 2013. The increase was primarily attributable to a higher level of activity, addition of key personnel, vesting and timing of stock options, and discontinuation of the temporary voluntary salary reduction that were initiated in the prior comparison period.

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Net Income (Loss): Net income was $1.81 million for the third quarter of 2014 and a net loss of $3.8 million for the nine months ended May 31, 2014, compared to net loss of $1.17 million and $5.58 million for the comparable periods in 2013. The decrease of $2.98 million in  net loss for the third quarter of 2014, and cumulative decrease of $1.78 million net loss for the nine months ended May 31, 2014 were substantially affected by fluctuations in noncash change in fair value of warrant liability. During the three months ended May 31, 2014, there was a gain on fair value of warrant liability of $3.02 million (2013 - loss of $353,119) for a net fluctuation of $3.38 million additional gain than the prior period. The gains and losses in these periods are a reflection of the Company’s share price fluctuations with increases in share prices causing greater warrant liability and a loss on fair value of warrant liability, while decreases in share prices cause a gain on fair value of warrant liability. Changes in fair value of warrant liability have no impact on cash flow. If the warrants are exercised, the warrant liability is reclassified to share capital. If the warrants expire, the decrease in warrant liability offsets the changes in fair value.

Operational Updates:

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Collaborations and KLH Supply Agreements: Stellar KLH™ is currently used by the Company’s biopharma partners as the carrier molecule in certain new immunotherapies in clinical development for cancer, autoimmune disease and inflammatory disease.  Those programs continued to progress in 2014 and Stellar met all contract requirements related to supply and/or development of KLH protein for those product candidates.  In addition, Stellar continues to strengthen its collaboration expansion with biopharma companies as their immunotherapy programs advance in the clinic to later stages of development and potential regulatory submissions. These strategic collaborations represent multiple commercial pathways for Stellar including future growth of core business sales and close involvement in the development of new KLH-based immunotherapies.

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C. diff Active Immunotherapy Program::  During the first half of 2014, Stellar successfully advanced its C. diff active immunotherapy program in key preclinical areas including early process development and the scale-up and transfer of essential manufacturing methods to a contract manufacturing organization (CMO).  The goal of this stage of product development is to establish scalable processes necessary to support GMP production of a PS-KLH conjugate vaccine candidate.  In the second half of 2014, the Company will focus on completing certain IND-enabling milestones such as identification of appropriate PS-KLH formulation,  demonstration of dose ranging and safety, intermediary scale-up and manufacturing of test material in preparation for clinical production.

“This has been an important strategic year for Stellar and we are pleased to report positive momentum in key facets of our KLH business,” said Frank Oakes, President and CEO of Stellar Biotechnologies. “Our corporate collaborations, where Stellar KLH is used as the critical carrier molecule in new therapeutic vaccines, are strong and poised for clinical advancement.  And we are on track in the preclinical development of our own C. diff immunotherapy program.  We are confident that these initiatives will enhance valuation for our shareholders as well as expand Stellar’s long-term commercial potential.”

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About Stellar Biotechnologies, Inc.
Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX-V: KLH) is the leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. KLH is both an active pharmaceutical ingredient (API) in many new immunotherapies (targeting cancer, infectious diseases, and immune disorders) as well as a finished product for measuring immune status. Stellar Biotechnologies is unique in its proprietary methods, facilities, and KLH technology. We are committed to meeting the growing demand for commercial-scale supplies of GMP grade KLH, ensuring environmentally sound KLH production, and developing KLH-based active immunotherapies.

Visit www.stellarbiotech.com and the KLH knowledge base www.klhsite.org.

Forward Looking Statements
This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "may," "will," "would," "could," "should," "might," "potential," or "continue" and variations or similar expressions. Readers should not unduly rely on these forward-looking statements, which are not a guarantee of future performance. There can be no assurance that forward-looking statements will prove to be accurate, as all such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results or future events to differ materially from the forward-looking statements. Such risks include, but may not be limited to: general economic and business conditions; technology changes; competition; changes in strategy or development plans; governmental regulations and the ability or failure to comply with governmental regulations; the timing of anticipated results; and other factors referenced in the Company's filings with securities regulators. For a discussion of further risks and uncertainties related to the Company's business, please refer to the Company's public company reports filed with the TSX Venture Exchange and the U.S. Securities and Exchange Commission. All forward-looking statements are made as of the date hereof and are subject to change. Except as required by law, the Company assumes no obligation to update such statements. This press release does not constitute an offer or solicitation of an offer for sale of any securities in any jurisdiction, including the United States. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of the information contained in this press release.

Condensed Interim Consolidated Statements of Financial Position
(Unaudited - Prepared by Management)
(Expressed in US Dollars )

	May 31,	August 31,
	2014	2013

Assets:
Cash and cash equivalents	$14,785,468	$7,859,889
Other current assets	182,039	274,633
Noncurrent assets	538,258	378,836

Total Assets	$15,505,765	$8,513,358

Liabilities and Shareholders' Equity (Deficiency):
Accounts payable and accrued liabilities	$492,970	$454,063
Warrant liability, including current portion	3,859,412	11,200,807
Shareholders' equity (deficiency)	11,153,383	(3,141,512)

Total Liabilities and Shareholders' Equity (Deficiency)	$15,505,765	$8,513,358

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss
(Unaudited - Prepared by Management)
(Expressed in US Dollars )

	Three Months Ended		Nine Months Ended
	May 31,	May 31,	May 31,	May 31,
	2014	2013	2014	2013
Revenues:
Contract income	$60,000	$15,000	$147,000	$45,000
Commercial sales	42,581	12,050	69,269	51,275
Grant revenue	-	46,164	36,579	154,147

Total Revenues	102,581	73,214	252,848	250,422

Costs of Production, Aquaculture and Grants	135,351	101,964	353,919	366,387

Gross Margin (Loss)	(32,770)	(28,750)	(101,071)	(115,965)

Operating Expenses:
Research and development	462,129	178,202	1,370,581	684,662
Other operating expenses	864,485	582,152	2,982,529	1,741,517

Total Operating Expenses	1,326,614	760,354	4,353,110	2,426,179

Other Income (Loss):
Foreign exchange gain (loss)	141,700	(30,389)	(195,310)	(60,343)
Change in fair value of warrant liability	3,023,391	(353,119)	822,919	(2,981,740)
Interest income	16,583	1,075	43,223	3,708

Income tax expense	9,000	-	21,200	800

Net Income (Loss) and Comprehensive Income (Loss) for the Period	$1,813,290	$(1,171,537)	$(3,804,549)	$(5,581,319)

Income (loss) per common share - basic and diluted	$0.02	$(0.02)	$(0.05)	$(0.11)

Weighted average number of common shares outstanding	78,115,549	53,489,763	75,049,659	50,409,302

Condensed Interim Consolidated Statements of Cash Flows
(Unaudited - Prepared by Management)
(Expressed in US Dollars )

	Nine Months Ended
	May 31,	May 31,
	2014	2013

Cash Flows Used In Operating Activities:
Loss for the period	$(3,804,549)	$(5,581,319)
Items not affecting cash:
Amortization and depreciation	119,633	92,853
Share-based payments	899,461	521,987
Foreign exchange (gain) loss	26,778	23,597
Change in fair value of warrant liability	(822,919)	2,981,740
Changes in non-cash working capital items	131,501	(275,920)

Net cash used in operating activities	(3,450,095)	(2,237,062)

Net cash provided by financing activities	10,681,507	2,992,413

Net cash used in investing activities	(279,055)	(2,411)

Effect of exchange rate changes on cash and cash equivalents	(26,778)	36,746

Net change in cash and cash equivalents	6,925,579	789,686

Cash and cash equivalents - beginning of period	7,859,889	998,998

Cash and cash equivalents - end of period	$14,785,468	$1,788,684

Contacts:
Frank Oakes
President and CEO
Phone +1 (805) 488-2800
IR@stellarbiotech.com

Mark McPartland
Vice President of Corporate Development and Communications
Phone: +1 (805) 488-2800
markmcp@stellarbiotech.com
www.stellarbiotech.com